UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ORION ENERGY SYSTEMS, INC.
(Name of Issuer)

          Common Stock
(Title of Class of Securities)

             686275108
(CUSIP Number)

           December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 12 Pages
Exhibit Index: Page 11

SCHEDULE 13G

CUSIP No.:  686275108                                                                                                                     Page  2 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ANCHORAGE CAPITAL MASTER OFFSHORE, LTD. 98-0418059
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.00% based on 21,808,480 shares outstanding as of November 4, 2009.
12.	Type of Reporting Person: OO

SCHEDULE 13G

CUSIP No.:  686275108                                                                                                                      Page  3 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ANCHORAGE ADVISORS, L.L.C. 20-0042271
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.00% based on 21,808,480 shares outstanding as of November 4, 2009.
12.	Type of Reporting Person: OO, IA

SCHEDULE 13G

CUSIP No.:  686275108                                                                                                                      Page  4 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ANCHORAGE ADVISORS MANAGEMENT, L.L.C. 20-0042478
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.00% based on 21,808,480 shares outstanding as of November 4, 2009.
12.	Type of Reporting Person: OO, HC

SCHEDULE 13G

CUSIP No.:  686275108                                                                                                                      Page  5 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ANTHONY L. DAVIS
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.00% based on 21,808,480 shares outstanding as of November 4, 2009.
12.	Type of Reporting Person: IN, HC

SCHEDULE 13G

CUSIP No.:  686275108                                                                                                                      Page  6 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KEVIN M. ULRICH
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.00% based on 21,808,480 shares outstanding as of November 4, 2009.
12.	Type of Reporting Person: IN, HC

    Page  7 of 12 Pages

Item 1(a).            Name of Issuer:

                             Orion Energy Systems, Inc. (the “Issuer”).

Item 1(b).            Address of Issuer’s Principal Executive Offices:

                             2210 Woodland Drive,
                             Manitowoc, WI 54220

Item 2(a).            Name of Person Filing:

                             This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

                              i) Anchorage Capital Master Offshore, Ltd. ("Anchorage Offshore");

                              ii) Anchorage Advisors, L.L.C. ("Advisors");

                              iii) Anchorage Advisors Management, L.L.C. ("Management");

                              iv) Anthony L. Davis ("Mr. Davis"); and

                              v) Kevin M. Ulrich ("Mr. Ulrich").

 This statement relates to Shares (as defined herein) held for the account of Anchorage Offshore.  Advisors is the investment advisor to Anchorage Offshore.  Management is the sole managing member of Advisors.  Mr. Davis is the President of Advisors and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Advisors and the other managing member of Management.

Item 2(b).            Address of Principal Business Office or, if None, Residence:

                             The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c).            Citizenship:

                             1) Anchorage Offshore is a Cayman Islands exempted company incorporated with limited liability;

                             2) Advisors is a Delaware limited liability company;

                             3) Management is a Delaware limited liability company;

                             4) Mr. Davis is a citizen of the United States of America; and

                             5) Mr. Ulrich is a citizen of Canada.

       Page  8 of 12 Pages

Item 2(d).             Title of Class of Securities:

                              Common Stock (the “Shares”)

Item 2(e).             CUSIP Number:

                              686275108

Item 3.                  If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
                              Check Whether the Person Filing is a:

                              This Item 3 is not applicable.

Item 4.                  Ownership:

Item 4(a)              Amount Beneficially Owned:

                              As of December 31, 2009, each of the Reporting Persons may be deemed beneficial owner of 0 Shares.

Item 4(b)              Percent of Class:

                              The number of Shares of which the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 0.00% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were 21,808,480 Shares outstanding as of November 4, 2009).

Item 4(c)              Number of Shares of which such person has:

Anchorage Offshore:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	0
Advisors:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	0
Management:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	0

       Page  9 of 12 Pages

Mr. Davis:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	0
Mr. Ulrich:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.                  Ownership of Five Percent or Less of a Class:

                              If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Item 6.                  Ownership of More than Five Percent on Behalf of Another Person:

                              This Item 6 is not applicable.

Item 7.                  Identification and Classification of the Subsidiary Which Acquired the Security
                              Being Reported on By the Parent Holding Company:

                              This Item 7 is not applicable.

Item 8.                  Identification and Classification of Members of the Group:

                              See disclosure in Item 2 hereof.

Item 9.                  Notice of Dissolution of Group:

                              This Item 9 is not applicable.

Item 10.                Certification:

                              By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page  10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010	ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

	By:	/s/ Kevin M. Ulrich
	Name:	Kevin M. Ulrich
	Title:	Director

Date: February 16, 2010	ANCHORAGE ADVISORS, L.L.C.

	By:	Anchorage Advisors Management, L.L.C., its Managing Member

By:	/s/ Anthony L. Davis
Name:	Anthony L. Davis
Title:	Managing Member

Date: February 16, 2010	ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

	By:	/s/ Anthony L. Davis
	Name:	Anthony L. Davis
	Title:	Managing Member

Date: February 16, 2010	ANTHONY L. DAVIS

	By:	/s/ Anthony L. Davis

Date: February 16, 2010	KEVIN M. ULRICH

	By:	/s/ Kevin M. Ulrich

Page  11 of 12 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated February 16, 2010 by and among the Reporting Persons	12

Page  12 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Orion Energy Systems, Inc., dated as of February 16, 2010 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 16, 2010	ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

	By:	/s/ Kevin M. Ulrich
	Name:	Kevin M. Ulrich
	Title:	Director

Date: February 16, 2010	ANCHORAGE ADVISORS, L.L.C.

	By:	Anchorage Advisors Management, L.L.C., its Managing Member

By:	/s/ Anthony L. Davis
Name:	Anthony L. Davis
Title:	Managing Member

Date: February 16, 2010	ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

	By:	/s/ Anthony L. Davis
	Name:	Anthony L. Davis
	Title:	Managing Member

Date: February 16, 2010	ANTHONY L. DAVIS

	By:	/s/ Anthony L. Davis

Date: February 16, 2010	KEVIN M. ULRICH

	By:	/s/ Kevin M. Ulrich